September 15, 2016 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-3561 Attention: David L. Orlic, Special Counsel
Re:          Professional Diversity Network, Inc.
Schedule TO-C
Filed August 15, 2016
File No. 005-87999

Dear Mr. Orlic:

On behalf of Professional Diversity Network, Inc. (“PDN”), set forth below is the Company’s response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated September 8, 2016 with respect to the above referenced Schedule TO-C of PDN (the “Schedule TO”).

For reference purposes, the text of the letter has been reproduced herein with responses below each numbered comment. For your convenience, the reproduced Staff comments from the letter have been italicized.

General

1. We note your response to prior comment 3. Please provide a more detailed analysis as to whether, for purposes of Rule 14e-5(c)(3)(iv), CFL is acting in concert with PDN in connection with CFL’s purchase of PDN common stock outside the tender offer. We note that (1) the tender offer is a central term of the Purchase Agreement, (2) to the extent that the tender offer is successful, CFL will not need to expend additional funds to acquire control of PDN and (3) the tender offer cannot be completed without the financing of the Share Issuance and Sale to CFL.

Response:

CFL is not acting in concert with PDN for purposes of Rule 14e-5(c)(3)(iv) in connection with the Share Issuance

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September 15, 2016

While we acknowledge that Cosmic Forward Limited (“CFL”) and PDN are both parties to the stock purchase agreement dated August 12, 2016 (the “Purchase Agreement”), pursuant to which PDN has agreed to issue to CFL, and CFL has agreed to purchase from PDN, such number of newly-issued shares of PDN’s common stock equal to 51% of the outstanding shares of PDN common stock, on a fully-diluted basis, in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), under Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder (the “Share Issuance”), for the reasons set forth below, which are organized to address each of the points noted in your comment, PDN does not believe CFL is acting in concert with PDN in connection with CFL’s purchase of PDN common stock outside the tender offer for purposes of Rule 14e-5(c)(3)(iv):

•	(1) the tender offer is a central term of the Purchase Agreement: The tender offer is merely an incidental component, and not a central term, of the Purchase Agreement. Rather, the Share Issuance is the central term of the Purchase Agreement and represents the fundamental essence of the deal between CFL and PDN. The Share Issuance was negotiated at arm’s-length between CFL and PDN as the means by which CFL would acquire shares of PDN’s common stock equal to 51% of the outstanding shares of PDN common stock, on a fully-diluted basis. The Share Issuance is structured as a private placement by PDN of newly issued shares of PDN common stock to CFL pursuant to Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. The Share Issuance and the tender offer are two completely separate and unrelated transactions that should not be comingled or collapsed together, notwithstanding that they are both contained in the same Purchase Agreement.

Representatives of PDN’s senior management and its Board of Directors, as well as PDN’s financial advisors and legal counsel, negotiated and structured the material terms of the tender offer as a method of providing liquidity to PDN’s stockholders at a substantial premium for their shares for the sole benefit of PDN’s stockholders.  As the Share Issuance would result in a “change-in-control” of PDN under Delaware law, and because the Share Issuance would not itself result in any payment of a “control premium” to the stockholders of PDN, as would be the case in a merger transaction (in which the stockholders would receive the merger consideration in exchange for their shares), PDN’s Board of Directors, in consultation with its financial advisors and legal counsel, negotiated a mechanism that would afford PDN’s stockholders the opportunity to receive, at least to some extent, the same exact per-share “control premium” being paid by CFL to PDN for newly issued shares of PDN’s common stock in the Share Issuance.  PDN’s Board of Directors, in consultation with its financial advisors and legal counsel, believed that providing this opportunity to receive liquidity at a substantial control premium to PDN’s stockholders in this transaction was consistent with its fiduciary duties under Delaware law and in the best interests of PDN and its stockholders.  Although PDN’s Board of Directors considered various methods of providing this liquidity to PDN’s stockholders in connection with the transaction, including the declaration of a special dividend to all stockholders on a pro rata basis in lieu of the tender offer, PDN’s Board of Directors believed the tender offer to be the optimal method of providing such liquidity, particularly since the special dividend alternative would likely result in adverse tax consequences to PDN’s stockholders.  Further, PDN’s financial advisors advised PDN that PDN’s stockholders in general would be more receptive to an opportunity to participate in the tender offer, rather than a special dividend, because stockholders could choose to cash out at a substantial premium (representing a 126% premium to the closing price of PDN’s common stock on Nasdaq on August 12, 2016) for all or any portion of their shares, subject to pro rata cut-back in the tender offer, or retain all or any portion of their equity interest in a company that has more capital to pursue its long term strategies to generate returns for its investors.  In other words, PDN’s Board of Directors believed the tender offer provided more flexibility and potentially greater liquidity to PDN’s stockholders than a special dividend would and, therefore, would be viewed more favorably by PDN’s stockholders.

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September 15, 2016

Although CFL did not object to PDN’s request that it be permitted to conduct the tender offer, CFL was completely neutral with respect to the tender offer. CFL did not request that the tender offer be a component of the transaction, nor did it object to the tender offer.  CFL did not dictate or advise PDN as to the structure, size, timing or terms of the tender offer. PDN alone, in consultation with its financial advisors and legal counsel, established the structure, size, timing and terms of the tender offer and made provision therefor in the Purchase Agreement solely for the reasons described below. While such terms and provisions were reviewed by CFL as part of its review of the Purchase Agreement, CFL was completely neutral as to the specific terms of the tender offer, or as to whether or not the tender offer even occurred. CFL’s only interest was to purchase 51% of PDN’s common stock on a fully-diluted basis in the Share Issuance.  The tender offer, the “call option” and the requirement for the parties to honor the pre-existing co-sale rights of a PDN stockholder, all of which impact the total number of shares to be issued by PDN to CFL to enable CFL to purchase 51% of PDN’s outstanding common stock on a fully-diluted basis, were all incidental to the Share Issuance, which was the primary method by which CFL would acquire its controlling interest in PDN, and were included in the Purchase Agreement either at the request of PDN or to honor existing contractual rights.  For instance, the “call option” was included only as a mechanism to ensure that CFL would end up with 51% of PDN’s common stock on a fully diluted basis, after giving effect to the tender offer that PDN requested it be permitted to conduct for the benefit of its stockholders.

Lastly, the fact that provisions relating to the tender offer and the Share Issuance are contained in the same Purchase Agreement is purely for logistical and ministerial purposes only, and only to provide (i) an acknowledgement by CFL that PDN would be conducting the tender offer during the term of the Purchase Agreement and (ii) a clear exception to the interim covenants contained in the Purchase Agreement which, but for the tender offer covenant contained in the Purchase Agreement, would expressly prohibit PDN from conducting the tender offer during the term of the Purchase Agreement (i.e., the interim covenants contained in Section 4(j) of the Purchase Agreement expressly prohibit PDN from redeeming, repurchasing or acquiring, or offering to redeem, repurchase or acquire any PDN securities). In other words, the tender offer covenant is included in the Purchase Agreement because without it, PDN would be prohibited from conducting the tender offer during the term of the Purchase Agreement by the express terms of the Purchase Agreement. Nothing more should be read into the parties’ decision to include provisions for both the Share Issuance and the tender offer together in the same Purchase Agreement.

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September 15, 2016

•	(2) to the extent that the tender offer is successful, CFL will not need to expend additional funds to acquire control of PDN: The fact that CFL need not expend additional funds if the tender offer is successful is purely coincidental and, as we have been advised by CFL and its advisors, did not influence CFL’s decision to execute the Purchase Agreement. CFL negotiated a transaction in which it would acquire 51% of PDN’s common stock, on a fully diluted basis, at $1.20 per share, regardless of the number of shares that it would be required to purchase from PDN in order to reach that level of equity ownership. CFL did not cap its offer to acquire a control stake in PDN at any maximum aggregate purchase price, nor did it condition its offer on there being no more than a certain maximum number of fully diluted shares of PDN’s common stock outstanding that would have necessitated a reduction in the number of outstanding shares of PDN’s common stock (either through an issuer tender offer or otherwise). CFL’s offer to PDN was to acquire that number of shares of PDN’s common stock that will result in CFL acquiring 51% of the outstanding shares of PDN’s common stock on a fully diluted basis at $1.20 per share, regardless of the actual number of shares of PDN’s common stock it is required to purchase and regardless of whether the tender offer occurs or not. The fact that CFL may pay less to acquire this ownership threshold as a result of the tender offer is purely coincidental and was not a reason for including provisions relating to the tender offer in the Purchase Agreement. In fact, if PDN purchases shares in the tender offer, it will distribute to tendering shareholders a substantial portion of the cash that CFL is investing. This means that CFL would take control of PDN with PDN holding less cash than CFL invested because of the tender offer.

•	(3) the tender offer cannot be completed without the financing of the Share Issuance and Sale to CFL: The closing of the Share Issuance was structured to occur prior to the expiration of the tender offer in order to satisfy the requirements under the federal securities laws and Staff interpretations that (1) the tender offer remain open for five business days following the satisfaction of the financing condition and (2) all conditions be satisfied or waived prior to the expiration of the tender offer. As a result, PDN does not believe that the timing of the closing of the financing for the tender offer is relevant to whether PDN is acting in concert with CFL. Further, the Share Issuance is not conditioned on the completion of the tender offer, and the Share Issuance will close even if the tender offer does not.

Rule 14e-5 was not intended to cover the Share Issuance

Rule 14e-5 is intended to prevent fraudulent and manipulative practices in tender offers involving purchases or arrangements to purchase securities outside of a tender offer. Rule 14e-5, and its predecessor Rule 10b-13, were adopted by the Commission to prevent an offeror from dealing with a holder of the target company's securities outside a tender offer, to the detriment of persons who tender into the tender offer, for example by purchasing that holder's securities outside the offer on more favorable terms. See generally, Adoption of Rule 10b-13, Exchange Act Release No. 8712 (October 8, 1969); Adoption of Rule 14e-5, Exchange Act Release No. 33-7760 (October 27, 1999).

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September 15, 2016

For the reasons set forth below, PDN does not believe the tender offer will not involve any of the abuses intended to be addressed by Rule 14e-5:

•	CFL is purchasing newly issued shares from PDN pursuant to the Purchase Agreement entered into prior to the date the tender offer was first published, sent or given to stockholders, and not in the open market.

•	Because the shares to be issued to CFL in the Share Issuance are not being purchased in the open market, but are rather being purchased directly from PDN, no stockholders of PDN are being treated more favorably than stockholders who tender into the tender offer as a result of the Share Issuance.

•	The Share Issuance would not harm persons who have tendered into the tender offer because CFL is purchasing shares from PDN at the same exact price as the tender offer price. The purchase price in the tender offer was set by PDN’s Board of Directors in order to afford PDN’s stockholders the opportunity to receive, at least to some extent, the same exact per-share “control premium” being paid by CFL to PDN for newly issued shares of PDN’s common stock in the Share Issuance.

The Share Issuance is exempt pursuant to Rule 14e-5(b)(7)

PDN further believes that the Share Issuance complies with Rule 14e-5 because the Share Issuance satisfies the requirements specified in Rule 14e-5(b)(7). In particular:

•	The Purchase Agreement was entered into before public announcement of the tender offer.

•	The Purchase Agreement is unconditional and binding on all parties thereto, subject only to customary closing conditions that are outside the control of the parties to the Purchase Agreement. The Purchase Agreement is not conditioned on the completion of the tender offer.

•	The existence of the Purchase Agreement and all material terms thereof, including quantity, price and parties will be disclosed in PDN’s tender offer materials.

The staff did not object to a similar structure in the issuer tender offer by NCR Corporation where NCR issued convertible preferred stock to an investor prior to the expiration of the tender offer pursuant to a stock purchase agreement entered into prior to the commencement of the offer.  The stock purchase agreement was subject to customary closing conditions, including, among others, obtaining clearance under the HSR Act.  See the Schedule TO and related tender offer materials filed by NCR Corporation on November 13, 2015.

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September 15, 2016

* * * * *
PDN acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in the filings, (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and (c) PDN may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions, comments or requests for further information to me at 954-768-8232 or email at greenl@gtlaw.com.

Very truly yours,

GREENBERG TRAURIG, P.A.

/s/ Laurie L. Green
Laurie L. Green

cc:	David Mecklenburger Chief Financial Officer

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